

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Nicole LaBrosse
Senior Vice President and Chief Financial Officer
Halozyme Therapeutics, Inc.
12390 El Camino Real
San Diego, CA 92130

>        **Re:  Halozyme Therapeutics, Inc**
>             **Form 10-K for the Fiscal Year Ended December 31, 2022**
>             **Filed February 21, 2023**
>             **File No. 001-32335**

Dear Nicole LaBrosse:

　　　We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　　After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements
8. Long-Term Debt, Net, page F-30

1.　　We note that each of your 2024, 2027 and 2028 Convertible Notes are convertible at the option of the holder only in certain circumstances.  Please explain to us how you evaluated these instruments to determine whether the conversion features were required to be bifurcated and accounted for as a derivative under ASC 815. In your response, specifically address whether each conversion option contingency meets the definition of a derivative and, if so, whether it qualifies for the scope exception for contracts involving an entity's own equity as set forth in ASC 815-10-15-74(a). Please also revise your accounting policy disclosure accordingly in your future filings.

　　　　In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202) 551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences